                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                   FORM 11-K

(Mark One)

[X] Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 1998.

                                       or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from _________________ to ____________.

                        Commission file number  1-12273


A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Roper Industries, Inc. Employees' Retirement Savings 003 Plan.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Roper Industries, Inc., 160 Ben Burton Rd., Bogart, GA 30622.

                         Independent Auditors' Report


The Board of Directors
Roper Industries, Inc.:

We have audited the accompanying statements of net assets available for benefits of Roper Industries, Inc. Employees' Retirement Savings 003 Plan (the "Plan") as of December 31, 1998 and 1997 and the related statements of changes in net assets available for benefits for the year ended December 31, 1998 and two months ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the net assets available for benefits of Roper Industries, Inc. Employees' Retirement Savings 003 Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998 and two months ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions as of and for the year ended December 31, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statements of net assets available for benefits and changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                           KPMG LLP

April 19, 1999
Atlanta, Georgia

                            ROPER INDUSTRIES, INC.
                    EMPLOYEES' RETIREMENT SAVINGS 003 PLAN
     Statement of Net Assets Available for Benefits, with Fund Information
                                (in thousands)
                               December 31, 1998

                                                                       Fund Information
                                               -------------------------------------------------------------------------------
                                                                     Merrill Lynch
                                                    Roper               Retirement    Merrill Lynch      MFS
                                                Industries, Inc.     Preservation     Equity Index      Emerging     AIM Value
                                   Total        Common Stock             Trust            Trust        Growth Fund     Fund
                               -------------   ---------------       ---------------   --------------- ------------  -----------
 Cash                            $     78       $          -         $           -     $          -    $         -    $      -
                               -------------   ---------------       ---------------   --------------- ------------  -----------
Investments, at fair value:
  Mutual funds                    27,927                    -                    -                -          2,368      14,957
  Common trust funds              14,803                    -               12,718            2,085              -           -
  Common stock                     6,317                6,317                    -                -              -           -
  Participant loans receivable       802                    -                    -                -              -           -
                               -------------   ---------------       ---------------   --------------- ------------  -----------
                                  49,849                6,317               12,718            2,085          2,368      14,957
                               -------------   ---------------       ---------------   --------------- ------------  -----------
Contributions receivable:
  Employees                          332                    -                    -                -              -           -
  Employer                           331                    -                    -                -              -           -
                               -------------   ---------------       ---------------   --------------- ------------  -----------
                                     663                    -                    -                -              -           -
                               -------------   ---------------       ---------------   --------------- ------------  -----------
    Net assets available
      for benefits              $ 50,590        $       6,317        $      12,718     $      2,085    $     2,368   $  14,957
                               =============   ==============        ===============   =============   ============  ===========


                                                           Fund Information
                              --------------------------------------------------------------------------
                              Templeton                      Merrill Lynch   Merrill Lynch
                               Foreign     Merrill Lynch     Basic Value       Corporate     Participant
                                Fund       Capital Fund         Fund         Bond Fund         Loans          Cash    Unallocated
                              ---------    -------------     -------------   -----------     ------------    -----    -----------
 Cash                          $       -    $          -      $          -    $       -       $         -    $   78    $         -
                              ---------    -------------     -------------   -----------     ------------    -----    -----------
Investments, at fair value:
  Mutual funds                    1,043           6,385             2,017        1,157                 -         -              -
  Common trust funds                  -               -                 -            -                 -         -              -
  Common stock                        -               -                 -            -                 -         -
  Participant loans receivable        -               -                 -            -               802
                              ---------    -------------     -------------   -----------     ------------    -----    -----------

                                  1,043           6,385             2,017        1,157               802         -              -
                              ---------    -------------     -------------   -----------     ------------    -----    -----------
Contributions receivables:
  Employees                           -               -                 -            -                 -         -            332
  Employer                            -               -                 -            -                 -         -            331
                              ---------    -------------     -------------   -----------     ------------    -----    -----------
                                      -               -                 -            -                 -         -            663
                              ---------    -------------     -------------   -----------     ------------    -----    -----------
    Net assets available
     for benefits             $   1,043    $      6,385      $      2,017    $   1,157       $       802    $   78    $       663
                              =========    =============     =============   ===========     ============   ======    ===========

                See accompanying notes to financial statements.

                            ROPER INDUSTRIES, INC.
                    EMPLOYEES' RETIREMENT SAVINGS 003 PLAN

     Statement of Net Assets Available for Benefits, with Fund Information
                                (in thousands)

                               December 31, 1997



                                                                           Fund Information
                                              ------------------------------------------------------------------------------

                                                               Merrill Lynch
                                                  Roper          Retirement       Merrill Lynch       MFS
                                              Industries, Inc.   Preservation     Equity Index     Emerging        AIM Value
                                 Total         Common Stock        Trust            Trust         Growth Fund          Fund
                               --------         -------------     ------------    ------------    -----------       -------------
Cash                           $      4         $         -       $         -      $         -    $         -       $       -
                               --------         -------------     ------------    ------------    -----------       -------------
Investments, at fair value:
  Mutual funds                   21,525                   -                -                 -          1,407          10,597
  Common trust funds             12,459                   -           11,598               861              -               -
  Common stock                    7,588               7,588                -                 -              -               -
  Participant loans receivable      631                   -                -                 -              -               -
                               --------         -------------     ------------    ------------    -----------       -------------
                                 42,203               7,588           11,598               861          1,407          10,597
                               --------         -------------     ------------    ------------    -----------
Contributions receivable:
  Employees                         277                   -                -                 -              -               -
  Employer                          322                   -                -                 -              -               -
                               --------         -------------     ------------    ------------    -----------       -------------
                                    599                   -                -                 -              -               -
                               --------         -------------     ------------    ------------    -----------       -------------
    Net assets available
     for benefits              $ 42,806         $     7,588       $   11,598       $       861    $     1,407       $  10,597
                               ========         ==============    ============    =============   ===========      ==============

                                                                Fund Information
                               ------------------------------------------------------------------------------
                               Templeton                        Merrill Lynch    Merrill Lynch
                                Foreign       Merrill Lynch     Basic Value        Corporate    Participant
                                Fund         Capital Fund        Fund           Bond Fund         Loans      Cash    Unallocated
                              ---------      -------------      ----------     ---------------  ---------  --------  ------------
Cash                            $     -      $          -      $         -      $         -     $       -    $   4    $        -
                              ---------      -------------      -------------   ---------------  --------  --------  ------------
Investments, at fair value:
  Mutual funds                    1,043             6,185            1,258            1,035             -        -             -
  Common trust funds                  -                 -                -                -             -        -             -
  Common stock                        -                 -                -                -             -        -             -
  Participant loans receivable        -                 -                -                -           631        -             -
                              ---------      -------------      -------------   ---------------  --------  --------  ------------
                                  1,043             6,185            1,258            1,035           631        -             -
                              ---------      -------------      -------------   ---------------  --------  --------  ------------
Contributions receivable:
  Employees                           -                 -                -                -             -        -           277
  Employer                            -                 -                -                -             -        -           322
                              ---------      -------------      -------------   ---------------  --------  --------  ------------
                                      -                 -                -                -             -        -           599
                              ---------      -------------      -------------   ---------------  --------  --------  ------------
    Net assets available
      for benefits             $  1,043      $      6,185      $     1,258      $     1,035     $     631    $   4    $      599
                              ==========     =============      =============   =============== ============ ======  ===========

                See accompanying notes to financial statements.

                            ROPER INDUSTRIES, INC.
                    EMPLOYEES' RETIREMENT SAVINGS 003 PLAN

Statement of Changes in Net Assets Available for Benefits, with Fund Information
                                (in thousands)
                         Year ended December 31, 1998

                                                                                Fund Information
                                                   -------------------------------------------------------------------------------
                                                                       Merrill Lynch
                                                        Roper          Retirement      Merrill Lynch         MFS
                                                    Industries, Inc.   Preservation    Equity Index       Emerging     AIM Value
                                           Total    Common Stock         Trust            Trust         Growth Fund      Fund
                                         ---------- --------------      ------------    ------------   --------------  ----------
Additions:
  Investment income:
    Net appreciation (depreciation)
     in fair value of investments         $  1,585    $     (1,801)      $        -       $      393      $       432    $  2,719
    Dividends                                2,488              64              740                -               23         938
    Interest                                    70               7               17                2                3          19
                                         ---------- --------------      ------------    ------------   --------------  ----------
                                             4,143          (1,730)             757              395              458       3,676
                                         ---------- --------------      ------------    ------------   --------------  ----------
  Contributions:
    Employee rollovers                       1,103              97              229              140               95         134
    Employee withholdings                    2,918             399              383              201              231         827
    Employer matching                        2,868             417              432              197              230         801
                                         ---------- --------------      ------------    ------------   --------------  ----------
                                             6,889             913            1,044              538              556       1,762
                                         ---------- --------------      ------------    ------------   --------------  ----------
     Total additions                        11,032            (817)           1,801              933            1,014       5,438
                                         ---------- --------------      ------------    ------------   --------------  ----------
Deductions:
  Benefits paid to participants              3,135             314            1,098               49               57         560
  Administration expenses                        3               -                2                -                -           1
  Other                                        110               8               85               (1)              (1)         39
                                         ---------- --------------      ------------    ------------   --------------  ----------
      Total deductions                       3,248             322            1,185               48               56         600
                                         ---------- --------------      ------------    ------------   --------------  ----------
Interfund transfers, net                        -             (132)             504              339                3        (478)
                                         ---------- --------------      ------------    ------------   --------------  ----------
      Net increase (decrease)                7,784          (1,271)           1,120            1,224              961       4,360

Net assets available for benefits:
  Beginning of year                         42,806           7,588           11,598              861            1,407      10,597
                                         ---------- --------------      ------------    ------------    -------------  ----------
  End of year                             $ 50,590    $      6,317       $   12,718       $    2,085      $     2,368    $ 14,957
                                         ========== ==============      ============    ============    =============  ==========

                                                                 Fund Information
                                     -----------------------------------------------------------------------
                                     Templeton                    Merrill Lynch    Merrill Lynch
                                      Foreign    Merrill Lynch    Basic Value       Corporate    Participant
                                       Fund      Capital Fund        Fund           Bond Fund      Loans      Cash     Unallocated
                                   ----------    ------------     -----------      -----------   -----------  -----    -----------
Additions:
  Investment income:
    Net appreciation (depreciation)
     in fair value of investments    $  (155)    $    (24)          $    12        $      9       $        -   $   -   $      -
    Dividends                            106          402               145              70                -       -          -
    Interest                               1           10                 2               2                -       7          -
                                  -------------  ------------    -------------    ------------    -----------  ------  ----------
                                         (48)         388               159              81                -       7          -
                                  -------------  ------------    -------------    ------------    -----------  ------  ----------
Contributions:
  Employee rollovers                      15          150               196              47                -       -          -
  Employee withholdings                  112          385               194             131                -       -         55
  Employer matching                       89          395               171             127                -       -          9
                                  -------------  ------------    -------------    ------------    -----------  ------  ----------
                                         216          930               561             305                -       -         64
                                  -------------  ------------    -------------    ------------    -----------  ------  ----------
      Total additions                    168        1,318               720             386                -       7         64
                                  -------------  ------------    -------------    ------------    -----------  ------  ----------
Deductions:
  Benefits paid to participants           63          732               138             142               49     (67)         -
  Administration expenses                  -            -                 -               -                -       -          -
  Other                                    -           (4)                -               -              (16)      -          -
                                  -------------  ------------    -------------    ------------    -----------  ------  ----------
      Total deductions                    63          728               138             142               33     (67)         -
                                  -------------  ------------    -------------    ------------    -----------  ------  ----------
Interfund transfers, net                (105)        (390)              177            (122)             204       -          -
                                  -------------  ------------    -------------    ------------    -----------  ------  ----------
      Net increase (decrease)              -          200               759             122              171      74         64

Net assets available for benefits:
  Beginning of year                    1,043        6,185             1,258           1,035              631       4        599
                                  -------------  ------------    -------------    ------------    -----------  ------  ----------
  End of year                        $ 1,043     $  6,385           $ 2,017        $  1,157       $      802   $  78   $    663
                                  =============  ============    =============    ============    ===========  ======  ==========

                See accompanying notes to financial statements.

                            ROPER INDUSTRIES, INC.
                    EMPLOYEES' RETIREMENT SAVINGS 003 PLAN

Statement of Changes in Net Assets Available for Benefits, with Fund Information
                                (in thousands)

                      Two months ended December 31, 1997

                                                                         Fund Information
                                               -----------------------------------------------------------------------------------
                                                                 Merrill Lynch
                                                   Roper          Retirement    Merrill Lynch      MFS                   Templeton
                                              Industries, Inc.   Preservation    Equity Index    Emerging    AIM Value    Foreign
                                    Total       Common Stock        Trust            Trust      Growth Fund     Fund       Fund
                                   --------     ------------       -------          -------     -----------   -------    --------
Additions:
  Investment income:
    Net appreciation (depreciation)
     in fair value of investments  $   (526)    $        397       $     -          $    52     $       (39)  $  (847)    $   (35)
    Dividends                         1,523                -           119                -              13     1,056          25
    Interest                             10                1             2                -               1         3           -
                                   --------     ------------       -------          -------     -----------  --------    --------
                                      1,007              398           121               52             (25)      212         (10)
                                   --------     ------------       -------          -------     -----------  --------    --------

  Contributions:
    Employee rollovers                  136               99             -                2               -         -           -
    Employee withholdings               467               53            56               13              21       105          13
    Employer matching                   524               50            70               15              23       119          14
                                   --------     ------------       -------          -------     -----------  --------    --------
                                      1,127              202           126               30              44       224          27
                                   --------     ------------       -------          -------     -----------  --------    --------
      Total additions                 2,134              600           247               82              19       436          17
                                   --------     ------------       -------          -------     -----------  --------    --------

Deductions:
    Benefits paid to participants       551               32           155                -               1       285           1
                                   --------     ------------       -------          -------     -----------  --------    --------

Interfund transfers, net                  -               73          (153)             (57)            (19)      120         (83)
                                   --------     ------------       -------          -------     -----------  --------    --------

      Net increase (decrease)         1,583              641           (61)              25              (1)      271         (67)

Net assets available for benefits:
  Beginning of period                41,223            6,947        11,659              836           1,408    10,326       1,110
                                   --------     ------------       -------          -------     -----------  --------    --------
  End of period                    $ 42,806     $      7,588       $11,598          $   861     $     1,407  $ 10,597    $  1,043
                                   ========     ============       =======          =======     ===========  ========    ========

                                                         Fund Information
                                    -----------------------------------------------------------------
                                                      Merrill Lynch    Merrill Lynch
                                    Merrill Lynch      Basic Value       Corporate       Participant
                                    Capital Fund          Fund           Bond Fund          Loans          Cash        Unallocated
                                    ------------        --------         ---------        ---------      --------      -----------
Additions:
  Investment income:
    Net appreciation (depreciation)
     in fair value of investments   $        (60)       $      6        $       -        $       -      $      -      $         -
    Dividends                                256              42               12                -             -                -
    Interest                                   2               -                -                -             1                -
                                    ------------        --------        ---------        ---------      --------      -----------
                                             198             48                12                -             1                -
                                    ------------        --------        ---------        ---------      --------      -----------

  Contributions:
    Employee rollovers                         -               -                -               35             -                -
    Employee withholdings                     47              11               16                -             -              132
    Employer matching                         57              12               17                -             -              147
                                    ------------        --------        ---------        ---------      --------      -----------
                                             104              23               33               35             -              279
                                    ------------        --------        ---------        ---------      --------      -----------
      Total additions                        302              71               45               35             1              279
                                    ------------        --------        ---------        ---------      --------      -----------

Deductions:
    Benefits paid to participants              9               1                1               21            45                -
                                    ------------        --------        ---------        ---------      --------      -----------
Interfund transfers, net                      36              74                5                8            (4)               -
                                    ------------        --------        ---------        ---------      --------      -----------
      Net increase (decrease)                329             144               49               22           (48)             279

Net assets available for benefits:
  Beginning of period                      5,856           1,114              986              609            52              320
                                    ------------        --------        ---------        ---------      --------      -----------
  End of period                     $      6,185        $ 1 ,258        $   1,035        $     631      $      4      $       599
                                    ============        ========        =========        =========      ========      ===========

                See accompanying notes to financial statements.

                            ROPER INDUSTRIES, INC.
                    EMPLOYEES' RETIREMENT SAVINGS 003 PLAN

                         Notes to Financial Statements

1.   THE PLAN

     The Roper Industries, Inc. (the "Company") Employees' Retirement Savings 003 Plan (the "Plan") is a defined contribution retirement savings plan subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). All assets of the Plan are held, administered and invested by its trustee, Merrill Lynch Trust Company. The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     (a)  Eligibility
          -----------

          Employees of certain of the Company's subsidiaries become eligible to participate in the Plan after six months of continuous service provided the employee has attained 18 years of age. A Plan amendment adopted May 22, 1996 provides for crediting service for eligibility and vesting purposes in connection with certain mergers and acquisitions.

     (b)  Employee Contributions
          ----------------------

          Plan participants may make contributions in 1% increments of their compensation, within the range of 3% to 6%, for each payroll period in the form of (i) thrift contributions (after-tax), (ii) 401(k) contributions (before-tax) or (iii) a combination of thrift and 401(k) contributions. Total employee contributions during the Plan's fiscal year may not exceed the ceiling established by the Internal Revenue Service ($10,000 for 1998). A participant may withdraw all or part of thrift contributions after filing a written application.

     (c)  Employer Contributions
          ----------------------

          The Company contributes an amount equal to 3% of each participant's compensation. The Company also 100% matches the first 3% of a participant's compensation contributed to the Plan and 50% matches the next 3% of participant compensation contributed to the Plan. Employer contributions are also limited by guidelines established by the Internal Revenue Service. Employer contributions can only be based on the first $150,000 of participant compensation in 1998.

     (d)  Participant Accounts
          --------------------

          The Plan's trust consists of contributions by the participants and the Company and net earnings from investments. Investment appreciation and/or depreciation and investment earnings are credited to or deducted from participant accounts based on the ratio of each participant's account to the aggregate of all participant accounts within each fund on a daily basis.

     (e)  Investment Options
          ------------------

          Each participant in the Plan must elect to have contributions invested in any one or a combination of the investment funds offered by the Plan. Throughout 1998, the following investment funds were available:

          Roper Industries, Inc. Common Stock: This fund invests solely in Roper
          ------------------------------------
          Industries, Inc. common stock. At December 31, 1998 and 1997, 515 and 483 participants were invested in this fund, respectively.

                            ROPER INDUSTRIES, INC.
                    EMPLOYEES' RETIREMENT SAVINGS 003 PLAN

                         Notes to Financial Statements


     Merrill Lynch Retirement Preservation Trust: The Trust seeks to provide
     --------------------------------------------
     preservation of capital, liquidity and current income that is typically higher than money market funds. The Trust invests primarily in a broadly diversified portfolio of guaranteed investment contracts and U.S. government and U.S. government agency securities. At December 31, 1998 and 1997, 444 and 453 participants were invested in this Trust, respectively.

     Merrill Lynch Equity Index Trust: The Trust seeks to approximate the total
     ---------------------------------
     return of the Standard & Poor's 500 Composite Stock Price Index. This Index is a means to measure the performance of a broad base of large U.S. corporations. The Trust invests primarily in a portfolio of equity securities designed to substantially equal the performance of this Index. The percentage of the Trust's interest in each stock will generally be the same as the percentage that a particular stock represents in the Index. However, certain factors may make the purchase of some stocks impracticable or unnecessary. At December 31, 1998 and 1997, 231 and 140 participants were invested in this Trust, respectively.

     MFS Emerging Growth Fund: The Fund seeks long-term growth of capital.  The
     -------------------------
     Fund invests primarily in common stock of small- and medium-sized companies that are early in their life cycles and have the potential to become major enterprises. The Fund may also invest in more established companies whose rates of earnings growth are expected, by Fund management, to accelerate because of special factors such as new management, new products or changes in consumer demand. The Fund may invest up to 25% of its total assets in foreign securities. At December 31, 1998 and 1997, 261 and 203 participants were invested in this Fund, respectively.

     AIM Value Fund: The Fund seeks long-term growth of capital by investing
     ---------------
     primarily in stocks of companies that are undervalued relative to the stock market as a whole due to underperformance, but show tangible evidence of a turnaround. The Fund seeks undervalued securities believed to offer growth potential in four categories: 1) out-of-favor cyclical growth companies, 2) established growth companies that are undervalued compared to historical relative valuations, 3) companies with tangible evidence of improving prospects not yet reflected in the price of the stock and 4) equity securities selling at prices that do not reflect the current market value of their assets. The Fund may invest up to 25% of its total assets in foreign securities. At December 31, 1998 and 1997, 588 and 575 participants were invested in this Fund, respectively.

     Templeton Foreign Fund: The Fund seeks long-term capital growth.  The Fund
     -----------------------
     seeks to obtain its objective through a flexible policy of investing in stocks and debt obligations of companies and governments outside the U.S. The Fund may also invest in preferred stock and certain debt securities, rated or unrated, such as convertible bonds and bonds selling at a discount. The Fund has the right to purchase securities in any foreign country, developed or developing. At December 31, 1998 and 1997, 314 and 134 participants were invested in this Fund, respectively.

     Merrill Lynch Capital Fund: The Fund seeks the highest total investment
     ---------------------------
     return consistent with prudent risk. Total investment return is the aggregate of income and capital value changes. The Fund has a fully managed investment policy utilizing equity, debt and convertible securities. This permits Fund management to shift emphasis based on its evaluation of changes in economic and market trends. Consistent with this policy, the Fund's portfolio may, at any given time, be invested substantially in equity securities, corporate bonds or money market securities. It is the expectation of Fund management that, over longer periods, a major portion of the Fund's portfolio will consist of equity securities of larger market capitalization companies. Dividends are declared and reinvested semiannually. The Fund may invest up to 25% of its total assets in foreign securities. At December 31, 1998 and 1997, 434 and 416 participants were invested in this Fund, respectively.

                            ROPER INDUSTRIES, INC.
                    EMPLOYEES' RETIREMENT SAVINGS 003 PLAN

                         Notes to Financial Statements


     Merrill Lynch Basic Value Fund: The Fund seeks capital appreciation and,
     -------------------------------
     secondarily, income by investing in securities, primarily equities, that Fund management believes are undervalued. The Fund seeks to invest in stocks that possess one or more of the following characteristics: (i) selling at a discount either from book value or historical price-earnings ratios or (ii) seem capable of recovering from situations that caused the company to become temporarily out of favor. Particular emphasis is placed on securities that provide an above-average dividend return and sell at a below-average price-earnings ratio. The Fund may invest up to 25% of its total assets in foreign securities. At December 31, 1998 and 1997, 228 and 142 participants were invested in this Fund, respectively.

     Merrill Lynch Corporate Bond Fund - Intermediate Term Portfolio: The Fund
     ----------------------------------------------------------------
     seeks a high level of current income by investing primarily in investment grade corporate fixed-income securities. Secondarily, the Fund seeks capital appreciation when consistent with its primary objective. The Fund invests primarily in bonds rated in the four highest rating categories with a maximum remaining maturity of 10 years. Under normal circumstances, the average remaining maturity will be between five and seven years. In addition, the Fund may invest up to 25% of its total assets in foreign securities. At December 31, 1998 and 1997, 201 and 187 participants were invested in this Fund, respectively.

(f)  Benefit Payments
     ----------------

     Upon separation of service, participants may generally elect to receive their vested account balances in either a lump sum payment or several forms of periodic installments. Separated participants with vested account balances totaling less than $5,000 must be distributed their vested balances in the form of a lump sum distribution.

(g)  Vesting
     -------

     Participants are immediately vested in their voluntary contributions plus investment performance thereon. Employer contributions become vested to participants 20% after the first year of participation and an additional 20% after each additional year of participation, up to 100%.

(h)  Termination
     -----------

     The Company may terminate, or partially terminate, the Plan or discontinue Company contributions to the Plan at any time, in which case all employer contributions and allocated earnings to each participant's account would become fully vested and nonforfeitable.

(i)  Forfeitures
     -----------

     All forfeitures by participants, as defined by the Plan, are retained in the Plan and used to pay Plan expenses and reduce employer contributions. The Plan applied forfeited non-vested amounts of $103,000 and $0 against employer contributions during the year ended December 31, 1998 and two months ended December 31, 1997, respectively.

(j)  Participant Loans
     -----------------

     The Plan allows participants to borrow up to the lesser of 50% of their vested account balance or $50,000. Generally, loans must be repaid within five years. The interest rate on such loans is 1 1/2 percentage points higher than the prime interest rate.

                            ROPER INDUSTRIES, INC.
                    EMPLOYEES' RETIREMENT SAVINGS 003 PLAN

                         Notes to Financial Statements



     (k)  Related Party Transactions
          --------------------------

          Certain Plan investments are shares of mutual funds managed by Merill Lynch Trust Company. Merrill Lynch Trust Company is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest.

          Certain Plan investments are shares of common stock of Roper Industries, Inc. and Roper Industries, Inc. is the sponsor of the Plan.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)  Basis of Presentation
          ---------------------

          The accompanying statements of net assets available for benefits and changes in net assets available for benefits have been prepared on the accrual basis of accounting. Certain reclassifications have been made to the financial statements at December 31, 1997 to be consistent with the presentation adopted at December 31, 1998.

     (b)  Investments
          -----------

          Investments are stated at fair value. Fair values for investments in mutual funds, common trust funds and Roper Industries, Inc. common stock were determined using the closing prices as published by financial sources believed to be reliable. Loans to participants are stated at the unpaid balances on individual participant accounts which approximates fair value. Unrealized appreciation (depreciation) in fair value of investments is computed by comparing the fair value of an investment to its cost for investments purchased during the year. For investments held an entire year, it is the change in fair value during the year. Purchases and sales of investments are recorded on a trade-date basis.

     (c)  Use of Estimates
          ----------------

          The administrator of the Plan has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from these estimates.

     (d)  Expenses
          --------

          The Company pays substantially all administrative expenses of the Plan.

     (e)  Change in Fiscal Year
          ---------------------

          Effective November 1, 1997, the Plan changed its fiscal year to end on December 31 instead of October 31.

                            ROPER INDUSTRIES, INC.
                    EMPLOYEES' RETIREMENT SAVINGS 003 PLAN

                         Notes to Financial Statements


3.   INVESTMENTS

     Investments that represent at least 5% of the Plan's net assets available for benefits at December 31, 1998 or 1997 are as follows (in 000s):

                                                         1998     1997
                                                        -------  -------

          AIM Value Fund                                $14,957  $10,597
          Merrill Lynch Retirement Preservation Trust    12,718   11,598
          Merrill Lynch Capital Fund                      6,385    6,185
          Roper Industries, Inc. common stock             6,317    7,588

4.   INCOME TAX STATUS

     The latest determination letter applied to the Plan related to an amendment dated October 29, 1987, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code for qualified plans. The Plan has been amended since receiving the aforementioned determination letter. However, the Company believes that the Plan is currently designed and administered in compliance with applicable requirements of the Internal Revenue Code. Therefore, the Company believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 1998 and continues to be tax-exempt.

                                                                     Schedule 1

         ROPER INDUSTRIES, INC. EMPLOYEES' RETIREMENT SAVINGS 003 PLAN

         Line 27(a) - Schedule of Assets Held for Investment Purposes
                                (in thousands)

                               December 31, 1998

                                                                       Shares /                      Current
              Identity of issue, borrower, lessor or similar party      units          Cost           value
              ----------------------------------------------------   ----------    ------------    ------------
              Common trust funds:

*               Merrill Lynch Retirement Preservation Trust           12,718        $ 12,718        $ 12,718

*               Merrill Lynch Equity Index Trust                          25           1,756           2,085

              Mutual funds:

                MFS Emerging Growth Fund                                  53           1,982           2,368

                AIM Value Fund                                           372          12,430          14,957

                Templeton Foreign Fund                                   124           1,198           1,043

*               Merrill Lynch Capital Fund                               186           6,422           6,385

*               Merrill Lynch Basic Value Fund                            53           2,046           2,017

*               Merrill Lynch Corporate Bond Fund -
                   Intermediate Term Portfolio                            99           1,149           1,157

*             Roper Industries, Inc. common stock                        310           8,022           6,317

              Participant loans                                          802             802             802

  * Merrill Lynch and Roper Industries, Inc. are parties-in-interest to the
    Plan.

                 See accompanying independent auditors' report.

                                                                      Schedule 2

         ROPER INDUSTRIES, INC. EMPLOYEES' RETIREMENT SAVINGS 003 PLAN

               Line 27(d) - Schedule of Reportable Transactions
                                (in thousands)

                         Year ended December 31, 1998

                                                                                                             Current
                                                                                     Expenses               value of
                                                                                     incurred               asset on
                                                            Purchase     Selling       with       Cost of  transaction   Net gain
 Identity of party involved     Description of asset         price        price    transaction    asset       date       or (loss)
 --------------------------  -------------------------      --------    --------   -----------   --------  ------------  ---------
 *Roper Industries, Inc.     Common stock                   $ 3,223     $     -    $       -     $ 3,223   $  3,223      $      -
 *Roper Industries, Inc.     Common stock                         -       2,677            -       2,774      2,677           (97)

 *Merrill Lynch              Retirement Preservation Trust    5,878       5,878            -       5,878      5,878             -
 *Merrill Lynch              Retirement Preservation Trust        -       4,758            -       4,758      4,758             -

 *Merrill Lynch              Equity Index Trust               1,634           -            -       1,634      1,634             -
 *Merrill Lynch              Equity Index Trust                   -         802            -         739        802            63

 AIM                         Value Fund                       3,593           -            -       3,593      3,593             -
 AIM                         Value Fund                           -       1,905            -       1,713      1,905           192

 *Merrill Lynch              Capital Fund Class A             1,497           -            -       1,497      1,497             -
 *Merrill Lynch              Capital Fund Class A                 -       1,269            -       1,256      1,269            13

 *Merrill Lynch              Basic Value Fund                 1,843           -            -       1,843      1,843             -
 *Merrill Lynch              Basic Value Fund                     -       1,096            -       1,055      1,096            41

*  Merrill Lynch and Roper Industries, Inc. are parties-in-interest to the Plan.

               See accompanying independent auditors' report.

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.


                   Roper Industries, Inc. Employees' Retirement Savings 003 Plan
                   -------------------------------------------------------------
                                             (Name of Plan)


                   By:  Roper Industries, Inc., Plan Administrator

                   By:  /s/ Martin S. Headley
                        --------------------------------------------------------
                                             (Signature)
                        Martin S. Headley                         May 28, 1999
                        Vice President and Chief Financial Officer

                         Independent Auditors' Consent


The Board of Directors
Roper Industries, Inc.:

We consent to incorporation by reference in the registration statement (No. 33-71094) on Form S-8 of Roper Industries, Inc. of our report dated April 19, 1999 relating to the statements of net assets available for benefits of the Roper Industries, Inc. Employees' Retirement Savings 003 Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the year ended December 31, 1998 and two months ended December 31, 1997, which report appears in the December 31, 1998 report on Form 11-K of Roper Industries, Inc.


                                                         KPMG LLP

Atlanta, Georgia
May 28, 1999